ACM GOVERNMENT OPPORTUNITY FUND, INC.			Exhibit 77C
811-5595


The Annual Meeting of Shareholders of ACM Government Opportunity Fund, Inc. was held on March 28, 2000. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:	Shares Voted For	Withheld Authority
   Class Three Directors
   (term expires 2003)

   Ruth Block              7,712,761                    4,833,928
   John D. Carifa          7,712,279                    4,834,410
   Robert C. White         7,711,771                    4,834,918



2. To ratify the selection       Shares    Shares Voted      Shares
   of Ernst & Young LLP         Voted For    Against       Abstained
   as the Fund's independent
   auditors for the Fund's
   fiscal year ending
   July 31, 2001.             12,343,583      48,621        154,485

3. To ratify conversion of
   the fund to Open End.       5,331,255    3,638,650       393,091






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